[Hinckley Allen Letterhead]

April 4, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Webb, Esq.

Re:	Bankwell Financial Group, Inc.
Registration Statement on Form S-1
Confidentially Submitted on November 12, 2013
CIK No. 0001505732

Ladies and Gentlemen:

Submitted herewith for filing on behalf of our client, Bankwell Financial Group, Inc. (the “Company”), is the Registration Statement (the “Registration Statement”). The Company initially submitted a draft registration statement confidentially under the JOBS Act on November 12, 2013.

This revised Registration Statement is being filed in response to comments contained in the letter dated December 6, 2013 (the “Letter”) from Mark Webb, Legal Branch Chief, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ernest J. Verrico, Sr., Executive Vice President and Chief Financial Officer of the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Hinckley, Allen & Snyder LLP by representatives of the Company.

Securities and Exchange Commission

April 4, 2014

General

Comment:

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

In response to the Staff’s comment, the Company will supplementally provide such materials, if any, to the Staff under separate cover.

Comment:

2.	Please revise your next submission to include management’s discussion and analysis of financial condition and results of operations related to Wilton Bank for the periods presented in the financial statements.

Response:

In response to the Staff’s comment, the Company has included management’s discussion and analysis of financial condition and results of operations related to Wilton Bank for the periods presented in the financial statements.

Comment:

3.	Please revise your next submission to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has updated the financial statements included in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

Prospectus Cover Page

Comment:

4.	Confirm that no distribution of the Prospectus will be made until the number of shares is included.

Response:

In response to the Staff’s comment, confirmation is hereby made that no distribution of the Prospectus will be made until the number of shares is included.

Securities and Exchange Commission

April 4, 2014

Prospectus Summary

Comment:

5.	In order to provide investors a more balanced picture of your growth history and challenges, briefly discuss the relatively unseasoned nature of your loan portfolio.

Response:

In response to the Staff’s comment, the Company has revised the Prospectus Summary on page 5 to include a description of the relatively unseasoned nature of the Company’s loan portfolio.

The Offering

Purchases by Officers and Directors, page 6

Comment:

6.	State the percentage of outstanding shares owned by insiders. If known, state the amount to be owned after this offering.

Response:

In response to the Staff’s comment, the percentage of outstanding shares owned by insiders has been provided on page 3. At this time, the amount of shares to be owned by insiders after the offering is not known.

Risk Factors, page 19

Comment:

7.	You must describe all material risks. Consequently, delete the reference in the preamble to this section to risks you currently do not know or consider immaterial. If you want, you can describe this uncertainty as a risk factor.

Response:

In response to the Staff’s comment, the introductory language to the Risk Factors section has been revised on page 18.

Securities and Exchange Commission

April 4, 2014

Business

Lending Activities, page 47

Comment:

8.	Here or in your MD&A, expand the loan table to include the percentage of total loans each loan type represents of your entire portfolio.

Response:

In response to the Staff’s comment, the loan table on page 51 has been expanded to include the percentage of total loans each loan type represents of the Company’s entire portfolio.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Comment:

9.	Please revise your next submission to discuss the impact of the Wilton Bank acquisition including purchase accounting and accounting for purchased impaired loans.

Response:

In response to the Staff’s comment, the Company has revised its MD&A to discuss the impact of the Wilton Bank acquisition including purchase accounting and accounting for purchased impaired loans on pages 59, 66-70 and 73.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Loans receivable, page F-10

Comment:

10.         Please tell us and revise your next submission to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan and a nonaccrual loan classified as a troubled debt restricting to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response:

In response to the Staff’s comment, the “Loans receivable” summary on page F-10 addresses this comment.

Securities and Exchange Commission

April 4, 2014

Comment:

11.        Please revise your next submission to disclose whether your appraisals are obtained from a third party or developed internally and how often you obtain updated appraisals for your collateral dependent loans. Discuss how you consider the potential for outdated appraisal values in your determination for allowance for loan losses.

Response:

In response to the Staff’s comment, the “Loans receivable” summary on page F-10 addresses this comment.

Part II

Exhibits

Comment:

12.   Please provide all exhibits with you next amendment to facilitate the staff’s review.

Response:

In response to the Staff’s comment, except where noted, all exhibits are included with the Amendment. Outstanding exhibits will be filed by a supplemental amendment.

Please contact the Company’s counsel, William W. Bouton, III, (860) 331-2626, or Sarah M. Lombard, (860) 331-2710, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III